Northeast Utilities						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

(Thousands of Dollars)	Three Months
	Ended	For the Years Ended December 31,
	March 31, 2011	2010	2009	2008	2007	2006
Earnings, as defined:
Net income from continuing operations
before cumulative effect of	$115,584	$394,107	$335,592	$266,387	$251,455	$138,495
accounting change
Income tax expense/(benefit)	63,537	210,409	179,947	105,661	109,420	(76,326)
Equity in earnings of regional nuclear
generating and transmission
companies	(104)	(1,429)	(1,762)	(1,637)	(3,983)	(334)
Dividends received from regional
equity investees	480	1,488	3,794	1,017	4,542	2,145
Fixed charges, as below	65,471	263,393	296,764	304,374	275,611	267,243
Less: Interest capitalized
(including AFUDC)	(3,163)	(10,165)	(5,929)	(17,797)	(17,568)	(14,482)
Preferred dividend security
requirements of
consolidated subsidiaries	(2,317)	(10,170)	(9,265)	(9,265)	(9,265)	(9,265)
Total earnings, as defined	$239,488	$847,633	$799,141	$648,740	$610,212	$307,476

Fixed charges, as defined:
Interest on long-term debt (a)	$57,399	$231,089	$224,712	$193,883	$162,841	$141,579
Interest on rate reduction bonds	2,578	20,573	36,524	50,231	61,580	74,242
Other interest (b)	(1,428)	(14,371)	12,401	25,031	15,824	22,375
Rental interest factor	1,442	5,767	7,933	8,167	8,533	5,300
Preferred dividend security
requirements of controlled
subsidiaries	2,317	10,170	9,265	9,265	9,265	9,265
Interest capitalized (including AFUDC)	3,163	10,165	5,929	17,797	17,568	14,482
Total fixed charges, as defined	$65,471	$263,393	$296,764	$304,374	$275,611	$267,243

Ratio of Earnings to Fixed Charges	3.66	3.22	2.69	2.13	2.21	1.15

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the three months ended March 31, 2011 and the years ended December 31, 2010, 2009, 2008 and 2007, other interest includes interest related to accounting for uncertain tax positions.